UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:	April 25, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Announces Appointment of New

Chief Financial Officer

MONTREAL, QUEBEC and SARASOTA, FLORIDA – April 25, 2014 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today announced the hiring of Jeffrey Crystal, CPA, CA, as new Chief Financial Officer. He will begin as an employee of the Company effective April 28, 2014 and will assume the responsibilities of Chief Financial Officer effective May 9, 2014.

Mr. Crystal has over 17 years of experience in an extensive range of financial responsibilities as well as other disciplines such as human resources, information technology, purchasing and legal services. Mr. Crystal was recently the CFO of a company involved primarily in the manufacturing sector with sales of approximately $1.5 billion and over 2,000 employees. He holds a Diploma in Accountancy and a Bachelor of Commerce from Concordia University in Montreal.

“Jeffrey is an experienced CFO who has been involved in various functions and projects that have provided him with a comprehensive view of operations. We believe the Company will benefit from his experience as we execute our large scale South Carolina Project and pursue our growth strategy,” stated Greg Yull, President and CEO.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the benefits to the Company of hiring Mr. Crystal may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, its customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

CONTACT INFORMATION:

MaisonBrison Communications

Pierre Boucher

(514) 731-0000